Pallas Holdings, LLC

555 S Federal Highway #300

Boca Raton, FL 33432

July 3, 2013

Mr. Kevin Wright, President

Marrowbone Energy Resources, Inc.

Re: Letter of Intent

Dear Mr. Wright:

This is to confirm that for the Letter of Intent executed between Pallas Holdings, LLC and Marrowbone Energy Resources, Inc. on May 10, 2013 for the purchase of 100% membership units of Marrowbone Energy Inc., the Negotiating Period has been extended to August 31, 2013. This said letter of intent between the two parties will now be valid until the execution and delivery of Definitive Agreements, or August 31, 2013 whichever occurs first.

If this Letter accurately summarizes your understanding of our discussions to date, please sign below in the space provided and return an executed counterpart to me.

Sincerely,

Pallas Holdings, LLC

By: ____________________

Title: Manager

THE FOREGOING IS ACCEPTABLE THIS THE 19 DAY OF July, 2013.

Marrowbone Energy Resources, Inc.

By: ____________________

Its: President

GENIE M. HAMILTON
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA